David S. Stone Partner Tel 312.269.8411 dstone@nge.com

May 10, 2017

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Exeter Resource Corporation (“Exeter”)
Tender Offer Statement on Schedule TO
Filed April 20, 2017 by Goldcorp Inc.
File No. 005-82266

Dear Mr. Orlic:

This letter is written on behalf of our client, Goldcorp Inc. (the “Company”), in response to a comment letter to the Company dated April 28, 2017 (the “Comment Letter”) to the above referenced tender offer statement on Schedule TO-T, filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 20, 2017 (the “Schedule TO”). Enclosed herewith is Amendment No. 3 to the Schedule TO (the “Amendment”). To facilitate your review, each numbered comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type. Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer to Purchase and Circular dated April 20, 2017, which is Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase and Circular”).

General

1.	Given that financial information required by Item 10 of Schedule TO has been incorporated by reference into the schedule, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website. Please disseminate this information, or provide an analysis as to why the information is not required. Please also revise Item 10 of Schedule TO in order to clarify which entity’s financial statements are being incorporated.

Neal, Gerber & Eisenberg LLP ◾ Two North LaSalle Street ◾ Chicago, Illinois 60602-3801 ◾ 312.269.8000 ◾ www.ngelaw.com

NEAL, GERBER & EISENBERG LLP

May 10, 2017

Response:

The Company has modified Section 8 of the Circular under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares” contained in the Offer to Purchase and Circular to include the summary financial information described in Item 1010(c) of Regulation M-A and will disseminate the summary financial information to Exeter stockholders in the same manner as the Offer to Purchase and Circular. Item 10 to Schedule TO has been amended to clarify that the Company’s financial statements are being incorporated by reference.

Notice Regarding Forward-Looking Information, page vi

2.	We note the references to Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995. These references appear inappropriate, because statements made in connection with a tender offer are specifically excluded from the operation of those laws. Please revise.

Response:

The Company has modified the first sentence of the second paragraph under the heading “NOTICE REGARDING FORWARD-LOOKING INFORMATION” to remove the references to Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act of 1934 (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995.

Summary of the Offer, page 1

3.	Please revise to eliminate disclaimers of responsibility for information relating to Exeter that has been included in the disclosure document.

Response:

The Company has modified the second sentence of the second paragraph under the heading “SUMMARY OF THE OFFER”, the second sentence under the heading “INFORMATION CONCERNING EXETER” on page viii of the Offer to Purchase and Circular, the third paragraph of the Circular on page 35 of the Offer to Purchase and Circular and Section 8 of the Circular under the Heading “Certain Information Concerning the Offeror and the Goldcorp Shares” contained in the Offer to Purchase and Circular to remove the disclaimers of responsibility for information relating to Exeter.

Acceptance by Book-Entry Transfer, page 20

4.	We note the last sentence of the second paragraph of this section. Please eliminate the restriction on participation by 10% Holders. See Rule 14d-10(a)(1) of Regulation 14D.

NEAL, GERBER & EISENBERG LLP

May 10, 2017

Response:

As discussed with the Staff, the Company confirms that there are no restrictions upon participation by any holder, including any 10% Holder, in compliance with Rule 14d-10(a)(1) of Regulation 14D. The Company further advises the Staff that there are currently no 10% Holders of record and a procedure has been put in place at the Depositary Trust Company (“DTC”) for acceptance of the Offer by a 10% Holder and compliance with applicable Chilean tax laws. The Company has added disclosure to Section 3 of the Offer to Purchase under the heading “Manner of Acceptance” and to the Frequently Asked Question “HOW DO I ACCEPT THE OFFER AND TENDER MY EXETER SHARES”, both contained in the Offer to Purchase and Circular, to clarify that no Exeter shareholders are restricted from participating in the Offer.

Dividends and Distributions, page 22

5.	Here and elsewhere in the disclosure document, disclosure states that distributions declared, paid, etc. “after the date of the Offer” are for benefit of Offeror. Please advise how it was determined that the Offeror is entitled to these payments prior to purchasing shares in the Offer, or revise the disclosure.

Response:

The Staff’s comment is respectfully acknowledged. The disclosure states that the Company is entitled to all dividends and distributions from the date of the Offer. However, since such right is subject to the right to withdraw, holders of Exeter Shares who withdraw would not be subject to this provision. By accepting the Offer, a shareholder of Exeter, having been made aware of this provision, is accepting such treatment of dividends and distributions. The Company further advises that notwithstanding this disclosure, Exeter is a development company with no operations or revenues and covenants in the Amended and Restated Support Agreement include a restriction upon the payment of any dividends or distributions.

Conditions of the Offer, page 24

6.	We note that the Offeror may determine in its “sole judgment” whether offer conditions have occurred or been satisfied, and that this can take place after the Expiry Time. Please revise to include an objective standard for the determination of whether a condition has been satisfied and clarify that all conditions must be satisfied or waived at or before the Expiry Time.

Response:

The Company has modified Section 4 of the Offer to Purchase under the heading of “Conditions of the Offer” in the Offer to Purchase and Circular to clarify that the words “sole judgment” in this instance will be applied solely to the Company’s determination regarding whether or not to waive a condition of the Offer, and not the Company’s determination of whether or not a condition has been satisfied. In addition, the Company has modified the same Section to clarify that all conditions must be satisfied or waived at or before the Expiry Time.

NEAL, GERBER & EISENBERG LLP

May 10, 2017

7.	Disclosure states that the Offeror may assert a condition regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Conditions must be outside the control of the Offeror. Please revise this language.

Response:

The Company has modified Section 4 of the Offer to Purchase under the heading of “Conditions of the Offer” on page 25 of the Offer to Purchase and Circular to delete the language that states that the Company could withdraw from the Offer if a condition was not met as a result of action or inaction on the part of the Company.

Extension, Variation or Change in the Offer, page 26

8.	Please revise this section throughout to make clear that the terms of the offer may not be varied after the Expiry Time, nor may changes be made to the information contained in the Offer to Purchase after such time. Please also clarify that these variations and changes cannot occur after Exeter Shares have been taken up.

Response:

The Company has modified Section 5 of the Offer to Purchase under the heading “Extension, Variation or Change in the Offer” beginning on page 26 of the Offer to Purchase and Circular to make clear that the terms of the Offer may not be varied after the Expiry Time, nor may changes be made to the information contained in the Offer to Purchase after such time. Furthermore, the Company has clarified that variations and changes cannot occur after the Exeter Shares have been taken up.

Right to Withdraw Deposited Shares, page 29

9.	Please revise this section to account for the fact that the terms of the Offer cannot be varied after the Expiry Time and to clarify that shares cannot be taken up by the Offeror prior to the Expiry Time.

Response:

The Company has modified the second paragraph in Section 7 of the Offer to Purchase under the heading “Right to Withdraw Deposited Shares” on page 29 of the Offer to Purchase and Circular to account for the fact that the terms of the Offer cannot be varied after the Expiry Time and to clarify that Exeter Shares cannot be taken up by the Offeror prior to the Expiry Time.

NEAL, GERBER & EISENBERG LLP

May 10, 2017

10.	Please revise to clarify the meaning and purpose of the parenthetical in subparagraph (a).

Response:

The Company has removed the parenthetical in subparagraph (a) of the second paragraph of Section 7 of the Offer to Purchase under the heading “Right to Withdraw Deposited Shares” on page 29 of the Offer to Purchase and Circular and revised the disclosure.

Market Purchases and Sales of Exeter Shares, page 32

11.	Disclosure states that the Offeror may acquire or cause an affiliate to acquire Exeter Shares prior to the Expiry Time. Please revise this disclosure to state that such purchases are prohibited by Rule 14e-5 of Regulation 14E, or provide an analysis as to how this is permissible.

Response:

The Company has revised the first paragraph of Section 12 of the Offer to Purchase under the heading “Market Purchases and Sales of Exeter Shares” on page 32 of the Offer to Purchase and Circular to clarify that any purchase of Exeter Shares by the Offeror must be in compliance with Rule 14e-5 of Regulation 14E under the Exchange Act.

Documents of Goldcorp Incorporated by Reference, page 48

12.	Forward incorporation by reference is not authorized in Schedule TO. Please revise this section accordingly.

Response:

The Company has modified Section 8 of the Offer to Purchase under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares – Documents Incorporated by Reference” on pages 48 and 49 of the Offer to Purchase and Circular to remove any forward incorporation by reference under United States federal securities laws.

Price Range and Trading Volumes of the Shares, page 50

13.	Please provide pricing information for all periods specified by Item 1002(c) of Regulation M-A.

Response:

The Company has modified the table setting forth this information on page 50 of the Offer to Purchase and Circular to include the additional periods required.

NEAL, GERBER & EISENBERG LLP

May 10, 2017

Securities Law Requirements for Business Combinations, page 58

14.	The Offeror appears to be relying on Rule 13e-3(g)(1) in determining that Rule 13e-3 should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. That exception requires a “firm intent” to engage in the subsequent transaction, but the Offeror has reserved the right to not engage in such a transaction and discloses that it may propose a subsequent transaction on terms other than those described. Please revise your disclosure to indicate that Rule 13e-3 will therefore be applicable to the subsequent transaction, or provide an alternative analysis. See SEC Release No. 34-17719.

Response:

As discussed with the Staff, the Company confirms its intention to enter into a Compulsory Acquisition or Subsequent Acquisition Transaction on terms substantially similar to those contained in the Offer and confirms its understanding that if it fails to do so within one year following the closing of the Offer, that such transaction may not be exempt from Rule 13e-3 of the Exchange Act. The Company believes that the inclusion of a disclosure reserving the Company’s right to not propose a Compulsory Acquisition or Subsequent Acquisition Transaction or to propose a Compulsory Acquisition or Subsequent Acquisition Transaction upon different terms does not obviate the Company’s current firm intention, but rather provides more transparent and accurate disclosure. The Company has also clarified the disclosure under the eleventh paragraph in Section 18 of the Circular under the heading “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer – Securities Laws Requirements for Business Combinations” on page 60 of the Offer to Purchase and Circular to disclose that the exemption from Rule 13e-3 of the Exchange Act may not be available if a Compulsory Acquisition or Subsequent Acquisition Transaction is not on terms at least equal to the highest consideration offered during the Offer and substantially similar to the terms as described in the Offer to Purchase and Circular, as required by Rule 13e-3(g)(1).

15.	Please tell us, with a view towards revised disclosure, whether there will be any restriction under applicable law on the Offeror’s ability to integrate the operations of the Offeror and Exeter if the Offeror is unable to obtain the entire equity interest in Exeter.

Response:

Exeter is currently a development company with no active operations and if the Company acquires less than 100% of the issued and outstanding Exeter Shares it expects it will be able to integrate Exeter’s operations with its own through contractual arrangements such as joint ventures. Accordingly, the Company does not believe that there will be any restrictions under applicable law on the Company’s ability to integrate the operations of Exeter if the Company is unable to obtain the entire equity interest in Exeter.

NEAL, GERBER & EISENBERG LLP

May 10, 2017

Schedule B

16.	Please disclose the citizenship of each individual. See Item 1003(c)(5) of Regulation M-A.

Response:

The Company has modified Schedule B to the Offer to Purchase and Circular to include citizenship information for the individual’s listed on such schedule.

*****

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at the above number or email.

Very truly yours,

/s/ David S. Stone

David S. Stone

cc:	Randall Chatwin
Paul Stein
Jeffrey Roy

Enclosures